SCHEDULE 13G

Amendment No. 0
CASTLIGHT HEALTH INC
Class B Common Stock
Cusip #14862Q100

Cusip #14862Q100
Item 1: 	   	Reporting Person - FMR LLC
Item 4: 	   	Delaware
Item 5: 	   	24,900
Item 6: 	   	0
Item 7: 	   	9,520,664
Item 8: 	   	0
Item 9: 	   	9,520,664
Item 11: 	  	51.427%
Item 12: 	  	HC

Cusip #14862Q100
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	9,520,664
Item 8: 	   	0
Item 9: 	   	9,520,664
Item 11: 	  	51.427%
Item 12: 	  	IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a). 	    	Name of Issuer:

  	  	          	CASTLIGHT HEALTH INC

Item 1(b). 	    	Name of Issuer's Principal Executive Offices:

  	  	          	685 MARKET STREET
SUITE 300
  	  	          	San Francisco, CA 94105
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 Class B Common Stock

Item 2(e). 	     	 CUSIP Number:

  	   	               	 14862Q100

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing,
FMR LLC, is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).   (Note:  See Item 7).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	9,520,664

  	  	     	(b)    Percent of Class: 	51.427%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
24,900

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	9,520,664

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	7,412,898 of the shares of Class B Common Stock of Castlight Health, Inc. reported as being beneficially owned by the reporting persons at March 31, 2014, are included in this Schedule 13G because the reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 7,412,898 shares of Class A Common Stock of Castlight Health, Inc. by investment companies advised by Fidelity Management & Research Company and Fidelity SelectCo, LLC, both of which are wholly-owned subsidiaries of FMR LLC, which shares of Class A Common Stock are convertible into shares of Class B Common Stock at the election of the holder at an exchange rate of 1:1. Assuming the conversion of all outstanding shares of Class A Common Stock into Class B Common Stock, the 9,590,364 shares of Class B Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent
11.08% of the outstanding Class B Common Stock.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock of CASTLIGHT HEALTH INC. The interest of one person, Fidelity Advisor New Insights Fund, an investment company registered under the Investment Company Act of 1940, in the Class B Common Stock of
CASTLIGHT HEALTH INC, amounted to 1,481,100 shares or 8.000% of the total outstanding Class B Common Stock at March 31, 2014. The interest of one person, Fidelity Select Health Care Portfolio, an investment company registered under the Investment Company Act of 1940, in the Class B Common Stock of CASTLIGHT HEALTH INC, amounted to 1,902,650 shares or 10.277% of the total outstanding Class B Common Stock at March 31, 2014. The interest of one person, Fidelity Select Medical Equipment and Systems Portfolio, an investment company registered under the Investment Company Act of 1940, in the Class B Common Stock of CASTLIGHT HEALTH INC, amounted to 1,006,300 shares or
5.436% of the total outstanding Class B Common Stock at March 31, 2014. The interest of one person, Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940, in the Class B Common
Stock of CASTLIGHT HEALTH INC, amounted to 2,363,894 shares or 12.769% of the total outstanding Class B Common Stock at March 31, 2014.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable. See attached Exhibit A.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	April 9, 2014
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


                7,412,898 of the shares of Class B Common Stock of Castlight Health, Inc. reported as being beneficially owned by the reporting persons at March 31, 2014, are included in this Schedule 13G because the reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 7,412,898 shares of Class A Common Stock of Castlight Health, Inc. by investment companies advised by Fidelity Management & Research Company and Fidelity SelectCo, LLC, both of which are wholly-owned subsidiaries of FMR LLC, which shares of Class A Common Stock are convertible into shares of Class B Common Stock at the election of the holder at an exchange rate of 1:1. Assuming the conversion of all outstanding shares of Class A Common Stock into Class B Common Stock, the 9,590,364 shares of Class B Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent
11.08% of the outstanding Class B Common Stock.

		Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 6,131,914 shares or 33.122% of the Class B Common Stock outstanding of CASTLIGHT HEALTH INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.



                The ownership of one investment company, Fidelity Advisor New Insights Fund, amounted to 1,481,100 shares or 8.000% of the Class B Common Stock outstanding. Fidelity Advisor New Insights Fund has its principal business office at 245 Summer Street, Boston, Massachusetts 02210.

                The ownership of one investment company, Fidelity Growth Company Fund, amounted to 2,363,894 shares or 12.769% of the Class B Common Stock outstanding. Fidelity Growth Company Fund has its principal business office at 245 Summer Street, Boston, Massachusetts 02210.



                Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 6,131,914 shares owned by the Funds.



                 Fidelity SelectCo, LLC ("SelectCo"), 1225 17th Street, Suite 1100, Denver, Colorado 80202, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,363,850 shares or 18.170% of the Class B Common Stock outstanding of CASTLIGHT HEALTH INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "SelectCo Funds").

		The ownership of one investment company, Fidelity Select Health Care Portfolio, amounted to 1,902,650 shares or 10.277% of the Class B Common Stock outstanding. Fidelity Select Health Care Portfolio has its principal business office at 245 Summer Street, Boston, Massachusetts 02210.



                The ownership of one investment company, Fidelity Select Medical Equipment and Systems Portfolio, amounted to 1,006,300 shares or 5.436% of the Class B Common Stock outstanding. Fidelity Select Medical Equipment and Systems Portfolio has its principal business office at 245 Summer Street, Boston, Massachusetts 02210.


                Edward C. Johnson 3d and FMR LLC, through its control of SelectCo, and the SelectCo Funds each has sole power to dispose of the 3,363,850 owned by the SelectCo Funds.



                Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



                Fidelity Management Trust Company, 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 14,000 shares or 0.076% of the Class B Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).



                Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management Trust Company, each has sole dispositive power over 14,000 shares and sole power to vote or to direct the voting of 14,000 shares of Class B Common Stock owned by the institutional account(s) as reported above.



                Pyramis Global Advisors, LLC ("PGALLC"), 900 Salem Street, Smithfield, Rhode Island 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,900 shares or 0.026% of the outstanding Class B Common Stock of CASTLIGHT HEALTH INC as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.



                Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 0 shares and sole power to vote or to direct the voting of 4,900 shares of Class B Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.



                Pyramis Global Advisors Trust Company ("PGATC"), 900 Salem Street, Smithfield, Rhode Island 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 6,000 shares or 0.032% of the outstanding Class B Common Stock of the CASTLIGHT HEALTH INC as a result of its serving as investment manager of institutional accounts owning such shares.



                Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 6,000 shares and sole power to vote or to direct the voting of 6,000 shares of Class B Common Stock owned by the institutional accounts managed by PGATC as reported above.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1) AGREEMENT


                The undersigned persons, on April 9, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class B Common Stock of CASTLIGHT HEALTH INC at March 31, 2014.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d

  	Fidelity Management & Research Company

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Senior V.P. and General Counsel

  	Fidelity Advisor New Insights Fund

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Secretary

  	Fidelity Select Health Care Portfolio

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Secretary

  	Fidelity Select Medical Equipment and Systems Portfolio

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Secretary

  	Fidelity Growth Company Fund

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Secretary

Document-Separator. This page separates the filing documents of two notifications.

Page   of

Exhibit A